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                                                                    EXHIBIT 99.3


[ECC LOGO]
The Simulation Training Company
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                                                         ECC INTERNATIONAL CORP.
                                 2001 W. Oak Ridge Road o Orlando, FL 32809-3803
                            (407) 859-7410 o (800) 327-1020 o Fax (407) 855-4840



February 20, 2003


Mr. Robert L. Collins
13815 Pegasus Road
Cypress, Texas 77429


Dear Robert,

Please accept this letter as an offer of employment with ECC International Corp. for the position of Chief Executive Officer (CEO). This position reports to ECC's Board of Directors and has an annualized pay of $200,000. A detailed explanation of ECC's benefits is provided in the attached benefit summary.

In addition to these benefits, you will be provided with a stock option grant of 50,000 shares at the price per share on your first day of employment with ECC. These shares will vest over a four-year period at 25% per year. You will also be eligible for a monetary bonus with a target range of 0% to 50% of your annual salary. This fiscal year 2003 bonus will be pro-rated, based on your tenure with ECC, and will only be paid should ECC meet financial goals set forth and approved by the Board of Directors for FY '03.

We will pay reasonable and customary relocation expenses that include the real estate commission you incur in the sale of your current residence, out of pocket expenses to move to Orlando, the actual costs for a moving company to move your belongings from Cypress, Texas to Orlando and your closing costs associated with the purchase of a home in Orlando. These relocation expenses are not to exceed $50,000. Your reimbursement will be grossed up for tax purposes. ECC will pay for temporary housing (rent, utilities, cable and phone) for up to six (6) months while you search for suitable housing in the Orlando area. In addition, ECC will provide you with up to six (6) round trip airline tickets for travel to your home in Texas in preparation for your move during your first six (6) months of employment.

ECC will provide you with six (6) months of severance should you be removed from your position for reasons other than cause (cause shall include but not be limited to, any willful misconduct by you which affects the business reputation of ECC or willful failure to perform your material responsibilities to the Company (including, without limitation, breach of any provision of any nondisclosure, non-competition or other similar agreement between you and ECC), or should your position be eliminated or significantly altered in the event of a Change in Control
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(change in control shall mean any company sale, merger or consolidation;
significant alteration shall mean: termination, demotion or relocation of the company's offices outside of a twenty-five (25) mile radius from its current location).

Severance payments (less applicable deductions for social security, group medical and dental premiums, payroll and other applicable taxes) will be made in accordance with ECC's payroll procedures at your current base salary at the time of termination commencing with the month immediately succeeding the month during which the termination occurred. Your employee group medical and dental benefits will be continued for a period of 6 months as well, commencing with the month immediately succeeding the month during which the termination occurred. All stock options granted but not vested as of the time of termination shall automatically vest and be immediately exercised in full should termination be a result of a Change in Control. This immediate vesting shall take place provided that any such acceleration of vesting is subject to the terms of any stock option plan under which such stock options are granted.

I look forward to having you join us on Tuesday, March 4, 2003. I am confident that your well-rounded experience will benefit us as we continue to be a world leader in the design and development of training simulators.

If you have any questions, please do not hesitate to call me at (503) 699-2931.

Sincerely,

/s/ [illegible]
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Merrill A. McPeak
Chairman of the Board



I accept the position as offered above.


/s/ Robert L. Collins                             2/21/2003
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Robert L. Collins                                 Date